Lincoln Financial Group 150 N. Radnor-Chester Road Radnor, Pennsylvania 19087

Phone: 484-583-8083

Email: kristen.winsko@LFG.com

March 3, 2017

VIA EDGAR

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	PEA No.:	176
	Series:	As Listed on Schedule A

Dear Mr. Zapata:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 178 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act and Amendment No. 176 to the Registration Statement under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Registration Statement relates to existing series of the Registrant (the “Trust”), as listed on Schedule A, and is being filed solely reflect a revised managed volatility strategy and new sub-adviser for implementing that strategy. We hereby request, on behalf of the Registrant, that the Amendment receive selective review from the SEC staff regarding the changes noted in this selective review request. Our request is made in accordance with “Revised Procedures for Processing Registration Statements,” SEC Release Nos. 33-6510 and IC-13768 (Feb. 15, 1984).

The Registrant has retained Milliman Financial Risk Management LLC (“Milliman” or “overlay manager”) as sub-adviser to the Fund to implement the risk management strategy. Under normal market conditions, less than 10% of the Fund’s net assets will be used for the strategy. Milliman uses a proprietary volatility forecasting model to manage the assets allocated to this strategy. As part of the risk management strategy, Milliman generally will invest the portion of Fund assets not invested in underlying funds in exchange-traded futures contracts, cash collateral to support these contracts and/or high-quality short-term money market investments. The risk management strategy consists of using hedging instruments (short positions in exchange-traded futures contracts) to stabilize the Fund’s overall portfolio volatility and reduce the downside exposure of the Fund during significant market downturns. The Fund’s investment objective, other principal investment strategies and principal risks are not different from the disclosures that the Registrant previously filed in an amendment to the Registration Statement with respect to the Fund.

In connection with its request for selective review, the Registrant makes the following representations:

•	Selective review would serve to expedite the review process for the Registrant, as well as use the staff’s time and resources more effectively.

•	The material changes in the Amendment are limited to the Template Disclosure and certain other related disclosures.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with your comments.

Sincerely,

/s/ Kristen N. Winsko
Kristen N. Winsko, Esq.
Senior Counsel—Funds Management

cc:    Ronald A. Holinsky, Chief Counsel

Lincoln Variable Insurance Products Trust (“Trust”)

Schedule A

Series Name	Series Number
LVIP Global Conservative Allocation Managed Risk Fund	S000002808
LVIP Global Moderate Allocation Managed Risk Fund	S000002809
LVIP Global Growth Allocation Managed Risk Fund	S000002810
LVIP Managed Risk Profile 2010 Fund	S000016762
LVIP Managed Risk Profile 2020 Fund	S000016763
LVIP Managed Risk Profile 2030 Fund	S000016764
LVIP Managed Risk Profile 2040 Fund	S000016765
LVIP Managed Risk Profile 2050 Fund	S000031810
LVIP American Global Balanced Allocation Managed Risk Fund	S000036023
LVIP American Global Growth Allocation Managed Risk Fund	S000036024
LVIP BlackRock Global Allocation V.I. Managed Risk Fund	S000040167
LVIP U.S. Growth Allocation Managed Risk Fund	S000048566